SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

VIVINT SMART HOME, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

928542109

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928542109	SCHEDULE 13G

1	Name of Reporting Person Fayerweather Fund Eiger, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 14,241,776
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 14,241,776

9	Aggregate Amount Beneficially Owned by Each Reporting Person 14,241,776 (1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 6.8%(2)
12	Type of Reporting Person (See Instructions) PN

(1)	This number includes 741,667 shares of Class A common stock of the Issuer issuable upon exercise of warrants that have vested.
(2)

This calculation is based on the 198,470,112 shares of Class A common stock of the Issuer outstanding as of November 3, 2020 according to the Quarterly Report on Form 10-Q filed by the Issuer on November 5, 2020.

CUSIP No. 928542109	SCHEDULE 13G

1	Name of Reporting Person Fayerweather Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 14,241,776
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 14,241,776

9	Aggregate Amount Beneficially Owned by Each Reporting Person 14,241,776 (1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 6.8%(2)
12	Type of Reporting Person (See Instructions) CO

(1)	This number includes 741,667 shares of Class A common stock of the Issuer issuable upon exercise of warrants that have vested.
(2)

This calculation is based on the 198,470,112 shares of Class A common stock of the Issuer outstanding as of November 3, 2020 according to the Quarterly Report on Form 10-Q filed by the Issuer on November 5, 2020.

CUSIP No. 928542109	SCHEDULE 13G

1	Name of Reporting Person Andrew Stevenson
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 14,241,776
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 14,241,776

9	Aggregate Amount Beneficially Owned by Each Reporting Person 14,241,776 (1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 6.8%(2)
12	Type of Reporting Person (See Instructions) IN

(1)	This number includes 741,667 shares of Class A common stock of the Issuer issuable upon exercise of warrants that have vested.
(2)

This calculation is based on the 198,470,112 shares of Class A common stock of the Issuer outstanding as of November 3, 2020 according to the Quarterly Report on Form 10-Q filed by the Issuer on November 5, 2020.

CUSIP No. 928542109	SCHEDULE 13G

1	Name of Reporting Person Howard Stevenson
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 14,241,776
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 14,241,776

9	Aggregate Amount Beneficially Owned by Each Reporting Person 14,241,776 (1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 6.8%(2)
12	Type of Reporting Person (See Instructions) IN

(1)	This number includes 741,667 shares of Class A common stock of the Issuer issuable upon exercise of warrants that have vested.
(2)

This calculation is based on the 198,470,112 shares of Class A common stock of the Issuer outstanding as of November 3, 2020 according to the Quarterly Report on Form 10-Q filed by the Issuer on November 5, 2020.

CUSIP No. 928542109	SCHEDULE 13G

Item 1. Name of Issuer; Address of Issuer’s Principal Executive Offices

(a) – (b) This Schedule 13G is being filed with respect to the Class A common stock, par value $0.0001 per share, of Vivint Smart Home, Inc. (formerly Mosaic Acquisition Corp.), a Delaware corporation. The address of the principal executive offices of the Issuer is 4931 North 300 West, Provo, Utah 84604.

Item 2. Name of Person Filing; Address or Principal Business Office; Citizenship; Title of Class of Securities; Cusip No.

(a)	Name of Persons Filing (the “Reporting Persons”):

Fayerweather Fund Eiger, L.P.

Fayerweather Management, LLC

Howard Stevenson

Andrew Stevenson

(b)	The principal business office of each of the Reporting Persons is located at:

138 Mt. Auburn Street, Cambridge, MA 02138

(c)	Citizenship:

Fayerweather Fund Eiger, L.P. – Delaware

Fayerweather Management, LLC – Delaware

Howard Stevenson – United States

Andrew Stevenson – United States

(d)	Title of Class of Securities:

Class A common stock, par value $0.0001 per share

(e)	CUSIP Number:

928542109

Item 3. If this statement is filed pursuant to rule 13d-1(b) or 13d-2(b) or (c), check the appropriate box.

Not applicable.

Item 4. Ownership

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for the Reporting Person and is incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

CUSIP No. 928542109	SCHEDULE 13G

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2021

FAYERWEATHER FUND EIGER, L.P.

By: FAYERWEATHER MANAGEMENT, LLC

By:	/s/ Andrew Stevenson
Name: Andrew Stevenson
Title: Manager

FAYERWEATHER MANAGEMENT, LLC

By:	/s/ Andrew Stevenson
Name: Andrew Stevenson
Title: Manager

/s/ Andrew Stevenson
Andrew Stevenson

/s/ Howard Stevenson
Howard Stevenson